Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC ANNOUNCES FILING OF AMENDMENT TO ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 2016 WITH THE SEC

Guadalajara, Jalisco, July 10, 2017. In accordance with the requirements of the NYSE MKT Company Guide, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that it is filing an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Amended Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”).

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed on May 15, 2017 with the SEC (the “Original Form 20-F”) was filed without obtaining the consent of Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), which had been engaged to audit the Company’s consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and 2015. The Amended Form 20-F has been reviewed by BDO and includes as Exhibit 16.1 a Former Accountant’s Letter from BDO as required by Item 16F of Form 20-F, which was not included in the Original Form 20-F.

The Amended Form 20-F is available online at www.gsimec.com.mx. In addition, the Amended Form 20-F is available on the website of the SEC at www.sec.gov.

Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.